EXHIBIT 99.1

ePlus Reports Second Quarter and First Half Financial Results

Quarterly Highlights:
•	Revenue increased 9.7%
•	Gross margin on products and services expanded to 19.5% from 17.8%; consolidated gross margin was 21.5%
•	Operating income increased 38.3%
•	Earnings per diluted share reached $1.63, up 53.8%

Herndon, VA – November 5, 2014 - ePlus inc. (NASDAQ NGS: PLUS – news), a leading provider of technology solutions, today announced financial results for the second quarter and six months ended September 30, 2014.

Management Comment

"We are very pleased with our financial results in our fiscal second quarter, as we continued our focus on providing clients with IT solutions and services that address their growing needs for increased security, virtualization, data storage, and cloud-based options," said Phillip G. Norton, CEO, chairman, and president of ePlus. "Quarter over quarter consolidated revenue growth of 9.7%, along with improved margins, led to 38% growth in operating income.  In our financing segment, we experienced a 13.6% increase in revenue and a 174% increase in pre-tax segment earnings.

"Trends in the first half of fiscal 2015 were similar. Operating income growth outpaced revenue growth by a factor of almost 3.5 times over the same period last year, driven by a 7.8% increase in sales of products and services. Year-to-date, we continued to invest in customer-facing engineering and sales talent to meet customer demand. We won key strategic multi-year contracts in managed services as our annuity services offerings continued to resonate with customers. These results reflect our ability to increase revenue from existing customers and develop new customers organically as well as through acquisitions.  In August, we acquired Evolve Technology Group, a premier provider of IT solutions to municipalities in the western United States.  The acquisition of Evolve expands our geographic footprint and enhances our engineering delivery of advanced technology solutions, including data center, security, and networking," Mr. Norton noted.

Second Quarter Fiscal 2015 Results

For the second quarter ended September 30, 2014:

•	Consolidated revenues grew 9.7% to $297.5 million, from $271.1 million in the second quarter of fiscal 2014.
•	Technology revenues were up 9.6% to $288.4 million, from $263.1 million in the second quarter of fiscal 2014.
•	Financing revenues increased 13.6% to $9.1 million, from $8.0 million in the second quarter of fiscal 2014.
•	Operating income was up 38.3% to $20.3 million, from $14.7 million a year earlier. Operating margin was 6.8%, compared with 5.4% in the second quarter of fiscal 2014.
•	Net income was up 39.1% to $12.0 million, compared with $8.6 million in the second quarter of fiscal 2014.
•	Earnings per diluted share were up 53.8% to $1.63, compared with $1.06 per share in the second quarter of fiscal 2014.

First Half Fiscal 2015 Results

For the six months ended September 30, 2014:

•	Consolidated revenues were up 7.4% to $569.8 million, compared with $530.4 million in the first six months of fiscal 2014.
•	Technology segment revenues were up 7.9% to $551.8 million, from $511.6 million in the first six months of fiscal 2014.
•	Financing segment revenues were $18.0 million, compared with $18.8 million in the first six months of fiscal 2014.
•	Operating income was up 25.0% to $35.1 million, from $28.0 million in the first six months of fiscal 2014. Operating margin was 6.2%, compared with 5.3% in the first six months of fiscal 2014.
•
Net income, inclusive of a gain related to the retirement of a liability in the first quarter of fiscal 2015, was $21.4 million. Excluding this gain, non-GAAP net income was up 25.2% to $20.6 million, compared with $16.4 million in the first six months of fiscal 2014.

•
Earnings per diluted share were $2.86, inclusive of the aforementioned gain. Excluding this benefit, non-GAAP diluted earnings per share were $2.75, up 35.5% from $2.03 for the first six months of fiscal 2015.

Balance Sheet Highlights

At September 30, 2014, the Company had cash and cash equivalents of $62.9 million, compared with $80.2 million as of March 31, 2014, the final day of fiscal 2014. Due to share repurchases, total stockholders' equity decreased to $256.1 million and total shares outstanding decreased to 7.4 million during the first half of the year, compared with $266.4 million in stockholders' equity and total shares outstanding of 8.0 million as of March 31, 2014.

Summary and Outlook

"In the first half of fiscal 2015, we succeeded in growing product and services revenues by 7.8%, which is above consensus industry forecasts for IT spending for the period. Our track record of consistently outperforming the industry average rests with our ability to offer solutions, services, and products across the full IT lifecycle, and consistently grow and diversify our expanding client roster.

"Industry analysts are expecting IT spending to increase 3-7% for 2014, with higher growth in the areas we focus on, including security, mobility, cloud options, virtualization, and managed services. Based on those estimates and our focus on these and other emerging high growth segments, we believe that ePlus is positioned to continue to outperform industry growth rates and to achieve year-over-year growth in services revenues. At the same time, we continue to evaluate opportunities to take advantage of a consolidating industry by using our financial resources to complete accretive acquisitions that deepen our technical capabilities and extend our geographic reach," Mr. Norton concluded.

Results of Operations – Three Months Ended September 30, 2014

The Company's operations are conducted through two business segments. The technology segment includes sales of information technology products, third-party software, third-party maintenance contracts, advanced professional services and managed services, and the Company's proprietary software to commercial, state, and local governments. The financing segment consists of the financing of equipment, software, and related services to commercial, state, and local governments, and government contractors.

Technology Segment

The results of operations for the technology segment for the three months ended September 30, 2014 and 2013 were as follows (dollars in thousands):

	Three Months Ended September 30,
	2014	2013	Change
Sales of product and services	$286,584	$261,283	$25,301	9.7%
Fee and other income	1,782	1,829	(47)	(2.6%)
Total revenues	288,366	263,112	25,254	9.6%

Cost of sales, product and services	230,742	214,854	15,888	7.4%

Professional and other fees	1,321	1,580	(259)	(16.4%)
Salaries and benefits	31,963	27,244	4,719	17.3%
General and administrative	6,703	5,701	1,002	17.6%
Interest and financing costs	19	26	(7)	(26.9%)
Operating expenses	40,006	34,551	5,455	15.8%

Segment earnings	$17,618	$13,707	$3,911	28.5%

Revenues were up 9.6% to $288.4 million, compared to $263.1 million a year earlier, reflecting strong demand for the Company's IT solutions.

Gross margin on sales of products and services was 19.5%, compared with 17.8%, reflecting a greater proportion of revenue from third-party maintenance contracts, which is recognized on a net basis.

Segment earnings were up 28.5% to $17.6 million, compared with $13.7 million a year earlier. Segment earnings margin was 6.1%, compared with 5.2% a year earlier.

Financing Segment

The results of operations for the financing segment for the three months ended September 30, 2014 and 2013 were as follows (dollars in thousands):

	Three Months Ended September 30,
	2014	2013	Change
Financing revenue	$9,059	$8,001	$1,058	13.2%
Fee and other income	47	16	31	193.8%
Total revenues	9,106	8,017	1,089	13.6%

Direct lease costs	2,806	3,495	(689)	(19.7%)

Professional and other fees	256	328	(72)	(22.0%)
Salaries and benefits	2,289	2,441	(152)	(6.2%)
General and administrative	455	358	97	27.1%
Interest and financing costs	592	407	185	45.5%
Operating expenses	3,592	3,534	58	1.6%

Segment earnings	$2,708	$988	$1,720	174.1%

Total revenues were up 13.6% to $9.1 million, from $8.0 million in the second quarter of fiscal 2014, reflecting higher post-contract earnings.

Segment earnings grew 174% to $2.7 million, from $1.0 million in the second quarter of fiscal 2014, reflecting higher revenue and lower direct lease costs due to lower depreciation expense relating to our operating leases.  Segment earnings margin was 29.7%, compared with 12.3% in the second quarter of fiscal 2014.

Results of Operations – Six Months Ended September 30, 2014

Technology Segment

The results of operations for the technology segment for the six months ended September 30, 2014 and 2013 were as follows (dollars in thousands):

	Six Months Ended September 30,
	2014	2013	Change
Sales of product and services	$547,940	$508,320	$39,620	7.8%
Fee and other income	3,829	3,286	543	16.5%
Total revenues	551,769	511,606	40,163	7.9%

Cost of sales, product and services	443,650	418,184	25,466	6.1%

Professional and other fees	2,907	4,443	(1,536)	(34.6%)
Salaries and benefits	62,633	55,142	7,491	13.6%
General and administrative	12,461	10,515	1,946	18.5%
Interest and financing costs	58	46	12	26.1%
Operating expenses	78,059	70,146	7,913	11.3%

Segment earnings	$30,060	$23,276	$6,784	29.1%

Revenues were up 7.9% to $551.8 million, from $511.6 million in the first six months of fiscal 2014.

Gross margin on products and services was 19.0%, compared with 17.7% in the first six months of fiscal 2014, reflecting a greater proportion of revenue from third party maintenance contracts, which is recognized on a net basis.

Segment earnings were up 29.1% to $30.1 million, from $23.3 million in the first six months of fiscal 2014. Segment earnings margin was 5.4%, compared with 4.5% in the first six months of fiscal 2014.

Financing Segment

The results of operations for the financing segment for the six months ended September 30, 2014 and 2013 were as follows (dollars in thousands):

	Six Months Ended September 30,
	2014	2013	Change
Financing revenue	$17,933	$18,761	$(828)	(4.4%)
Fee and other income	74	79	(5)	(6.3%)
Total revenues	18,007	18,840	(833)	(4.4%)

Direct lease costs	5,763	6,748	(985)	(14.6%)

Professional and other fees	503	703	(200)	(28.4%)
Salaries and benefits	4,566	5,225	(659)	(12.6%)
General and administrative	970	545	425	78.0%
Interest and financing costs	1,197	847	350	41.3%
Operating expenses	7,236	7,320	(84)	(1.1%)

Operating income	5,008	4,772	236	4.9%

Other income	1,434	-	1,434	0.0%

Segment earnings	$6,442	$4,772	$1,670	35.0%

Total revenues were $18.0 million, compared with $18.8 million in the first six months of fiscal 2014, primarily due to higher transactional gains in the first quarter of last year.

Operating income was up 4.9% to $5.0 million, compared with $4.8 million in the first six months of fiscal 2014.

Operating margin was 27.8%, compared with 25.3% in the first six months of fiscal 2014.

Segment earnings were up 35.0% to $6.4 million, from $4.8 million a year earlier. First half fiscal 2015 segment earnings benefited from a one-time gain of $1.4 million resulting from the retirement of a liability, included in other income.

Recent Corporate Developments and Recognitions

•
On August 18, ePlus announced that ePlus Technology acquired the operating assets and assumed certain liabilities of Evolve Technology Group, a leading provider of IT solutions in California. Based in Sacramento, Evolve provides information security, collaboration, virtualization, and data center solutions to an established customer base of state, local, and educational institutions (SLED) as well as commercial enterprises. Evolve's 2013 revenue was approximately $27 million.

•
On September 10, ePlus announced that Mr. Gus Hunt, former chief technology officer (CTO) of the Central Intelligence Agency (CIA) had been elected to its Board of Directors as an independent director. Mr. Hunt retired from the CIA as their CTO in October 2013 after a 28-year career in which he set the information technology direction and future investment plan for the CIA.

•
On September 18, ePlus announced that ePlus Technology had achieved a Customer Satisfaction Excellence Gold Star from Cisco, for the 12th year. The designation recognizes ePlus for delivering outstanding customer service to customers in the United States.

•
On September 23, ePlus announced that ePlus Technology had joined an exclusive group of partners in the Microsoft Devices Program, which allows customers to purchase the Surface tablet through authorized resellers. In addition to offering Microsoft's extended and accidental damage warranty, ePlus brings a variety of value-added services, including asset tagging, custom imaging, kitting, onsite service and support, device recycling, and data protection.

•
On September 25, ePlus announced that ePlus Technology had expanded its Managed Services portfolio to deliver national support for Cisco Meraki cloud-managed devices through its network of services centers.

•	On October 2, ePlus announced that ePlus Technology had successfully completed a Cisco audit and received five recertifications:
o	Cisco Gold Partner
o	Cisco Master Collaboration Specialization
o	Cisco Master Security Specialization
o	Cisco Master Cloud Builder Specialization
o	Cisco Cloud and Managed Services Master Partner
•
On October 7, ePlus announced that ePlus Technology had been named an HP Gold Cloud Builder Specialist partner. By earning this designation, ePlus has demonstrated its expertise in the design, implementation, and maintenance of HP Cloud Computing environments and solutions and can help transition its customers to the cloud with an industry-leading private cloud, HP CloudSystem.

Conference Call Information

What:	ePlus Second Quarter FY15 Financial Results Conference Call
When:	Wednesday, November 5, 2014
Time:	5:00 p.m. ET
Live Call:	(877) 870-9226, domestic, (973) 890-8320, international
Replay:	(855) 859-2056, domestic, (404) 537-3406, international
Passcode:	10268614 (live and replay)
Webcast:	http://www.eplus.com/investors (live and replay)

About ePlus inc.

ePlus is a leading integrator of technology solutions.  ePlus enables organizations to optimize their IT infrastructure and supply chain processes by delivering complex information technology solutions, which may include managed and professional services and products from top manufacturers, flexible financing, and proprietary software.  Founded in 1990, ePlus has more than 950 associates serving commercial, state, municipal, and education customers nationally.  The Company is headquartered in Herndon, VA.  For more information, visit www.eplus.com, call 888-482-1122, or email info@eplus.com.  Connect with ePlus on Facebook at www.facebook.com/ePlusinc and on Twitter at www.twitter.com/ePlus.
ePlus® and ePlus products referenced herein are either registered trademarks or trademarks of ePlus inc. in the United States and/or other countries. The names of other companies and products mentioned herein may be the trademarks of their respective owners.
Use of Non-GAAP Financial Information

In this release, ePlus discloses certain non-GAAP financial measures.  A "non-GAAP financial measure" is a numerical measure of a company's historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows of the Company; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.  ePlus uses the financial measures that are included in this news release in its internal evaluation and management of its business.  Management believes that these measures and the information they provide are useful to investors because they permit investors to view the Company's performance using the same tools that ePlus uses and to better evaluate the Company's ongoing business performance.  These measures should not be considered an alternative to measurements required by accounting principles generally accepted in the United States (GAAP), such as net earnings and earnings per share.  These non-GAAP measures are unlikely to be comparable to non-GAAP information provided by other companies. In accordance with SEC regulations, reconciliation of the ePlus GAAP information to the non-GAAP information is provided in the table below.  We will also make available on the investor relations page of our website at www.eplus.com this press release, and a reconciliation of the difference between the GAAP and non-GAAP financial measures.

Forward-looking statements

Statements in this press release that are not historical facts may be deemed to be "forward-looking statements."  Actual and anticipated future results may vary materially due to certain risks and uncertainties, including, without limitation, possible adverse effects resulting from financial market disruption and general slowdown of the U.S. economy such as our current and potential customers' delaying or reducing technology purchases, increasing credit risk associated with our customers and vendors, reduction of vendor incentive programs, the possibility of additional goodwill impairment charges, and restrictions on our access to capital necessary to fund our operations; significant adverse changes in, reductions in, or losses of relationships with major customers or vendors; our ability to implement comprehensive plans to archive customer account coverage, cost containment, asset rationalization, systems integration and other key strategies; our ability to secure our electronic and other confidential information; changes to our senior management team; the demand for and acceptance of, our products and services; our ability to adapt our services to meet changes in market developments; our ability to adapt to changes in the IT industry and/or rapid change in product standards; our ability to hire and retain sufficient personnel; our ability to realize our investment in leased equipment; our ability to protect our intellectual property; our ability to consummate and integrate acquisitions; the creditworthiness of our customers; our ability to raise capital and obtain non-recourse financing for our transactions; our ability to reserve adequately for credit losses; the impact of competition in our markets; the possibility of defects in our products or catalog content data; and other risks or uncertainties detailed in our reports filed with the Securities and Exchange Commission.  All information set forth in this press release is current as of the date of this release and ePlus undertakes no duty or obligation to update this information.

Contact:
Kley Parkhurst, SVP
ePlus inc.
kparkhurst@eplus.com
703-984-8150

ePlus inc. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of	As of
	September 30, 2014	March 31, 2014
ASSETS	(amounts in thousands)

Current assets:
Cash and cash equivalents	$62,941	$80,179
Accounts receivable—trade, net	205,852	211,314
Accounts receivable—other, net	33,083	31,902
Inventories—net	30,834	22,629
Financing receivables—net, current	64,649	57,749
Deferred costs	9,894	10,819
Deferred tax assets	3,130	3,742
Other current assets	10,007	6,925
Total current assets	420,390	425,259

Financing receivables and operating leases—net	94,783	85,990
Property, equipment and other assets	7,145	8,013
Goodwill and other intangible assets	42,128	34,583
TOTAL ASSETS	$564,446	$553,845

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Current liabilities:
Accounts payable—equipment	$21,788	$6,772
Accounts payable—trade	33,164	61,940
Accounts payable—floor plan	120,631	93,416
Salaries and commissions payable	12,993	12,401
Deferred revenue	22,766	21,840
Recourse notes payable - current	280	1,460
Non-recourse notes payable - current	35,262	30,907
Other current liabilities	21,667	15,382
Total current liabilities	268,551	244,118

Recourse notes payable - long term	2,576	2,100
Non-recourse notes payable - long term	30,018	34,421
Deferred tax liability - long term	4,444	5,001
Other liabilities	2,799	1,822
TOTAL LIABILITIES	308,388	287,462

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY

Preferred stock, $.01 per share par value; 2,000 shares authorized; none issued or outstanding	-	-
Common stock, $.01 per share par value; 25,000 shares authorized; 13,113 issued and 7,437 outstanding at September 30, 2014 and 13,026 issued and 8,036 outstanding at March 31, 2014	131	130
Additional paid-in capital	108,995	105,924
Treasury stock, at cost, 5,676 and 4,990 shares, respectively	(115,276)	(80,494)
Retained earnings	262,066	240,637
Accumulated other comprehensive income—foreign currency translation adjustment	142	186
Total Stockholders' Equity	256,058	266,383
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$564,446	$553,845

ePlus inc. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended September 30,		Six Months Ended September 30,
	2014	2013	2014	2013
	(amounts in thousands, except per share data)

Sales of product and services	$286,584	$261,283	$547,940	$508,320
Financing revenue	9,059	8,001	17,933	18,761
Fee and other income	1,829	1,845	3,903	3,365
TOTAL REVENUES	297,472	271,129	569,776	530,446

Cost of sales, product and services	230,742	214,854	443,650	418,184
Direct lease costs	2,806	3,495	5,763	6,748
Cost of revenues	233,548	218,349	449,413	424,932

Professional and other fees	1,577	1,908	3,410	5,146
Salaries and benefits	34,252	29,685	67,199	60,367
General and administrative expenses	7,158	6,059	13,431	11,060
Interest and financing costs	611	433	1,255	893
Operating expenses	43,598	38,085	85,295	77,466

OPERATING INCOME	20,326	14,695	35,068	28,048

Other income	-	-	1,434	-

EARNINGS BEFORE PROVISION FOR INCOME TAXES	20,326	14,695	36,502	28,048

PROVISION FOR INCOME TAXES	8,374	6,104	15,073	11,607

NET EARNINGS	$11,952	$8,591	$21,429	$16,441

NET EARNINGS PER COMMON SHARE—BASIC	$1.63	$1.07	$2.88	$2.05
NET EARNINGS PER COMMON SHARE—DILUTED	$1.63	$1.06	$2.86	$2.03

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING—BASIC	7,320	7,976	7,412	7,945
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING—DILUTED	7,345	8,020	7,461	8,007

ePlus inc. AND SUBSIDIARIES
RECONCILIATION OF NON-GAAP INFORMATION
	Six Months Ended September 30,
	2014	2013 [1]

GAAP earnings before provision for income taxes as reported	$36,502	$28,048
Less: Other income [2]	1,434	-
Non-GAAP earnings before provision for income taxes	35,068	28,048
Non-GAAP provision for income taxes [3]	14,481	11,607
Non-GAAP net earnings	$20,587	$16,441

GAAP net earnings per common share – diluted	$2.86	$2.03
Non-GAAP net earnings per common share – diluted	$2.75	$2.03

[1] Amounts for the six months ended September 30, 2013 are GAAP and provided for comparative purposes.
[2] Gain on retirement of a liability.
[3] Non-GAAP tax rate is calculated at the same tax rate as GAAP earnings.